Exhibit 3.1.2

ARTICLES OF AMENDMENT

OF THE

RESTATED ARTICLES OF INCORPORATION OF

SUNCOAST BANCORP, INC.

(Pursuant to Section 607.0602 of the

Florida Business Corporation Act)

Suncoast Bancorp, Inc., a corporation organized and existing under the laws of the State of Florida (the “Corporation”), in accordance with the provisions of Section 607.0602 of the Florida Business Corporation Act (the “Act”), does hereby amend its Restated Articles of Incorporation, as amended (“Articles”), by filing these Articles of Amendment in order to create a new series of preferred stock designated as the 2004 Convertible Preferred Stock and, in connection therewith

HEREBY CERTIFIES:

That the name of the Corporation is Suncoast Bancorp, Inc.

Pursuant to authority granted to the Board of Directors by Article IV, Section B of the Articles, there is hereby created and the Corporation be, and hereby is, authorized to issue 480,000 shares of preferred stock which shall have, in addition to the terms set forth in the Articles, the following terms, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations, and restrictions:

1. Designation. There shall be hereby constituted a series of the Preferred Stock of the Corporation designated as the 2004 Convertible Preferred Stock (hereinafter called the “2004 Convertible Preferred Stock”).

2. Number of Shares in Series. The number of shares of 2004 Convertible Preferred Stock shall initially be 480,000 shares, which number from time to time may be increased or decreased (but not decreased below the number of shares of the series then outstanding) by the Board of Directors. Shares of the 2004 Convertible Preferred Stock redeemed or purchased by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

3. Rank. The 2004 Convertible Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, ranks on a parity with the Convertible Preferred Stock, and senior to the Common Stock and all of the classes and series of equity securities of the Company, other than any classes or series of equity securities of the Company subsequently issued ranking on a parity with, or senior to, the 2004 Convertible Preferred Stock. The relative rights and preferences of the 2004 Convertible Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other classes or series of Preferred Stock and equity securities of the Corporation designated by the Board of Directors. The 2004 Convertible Preferred Stock is junior to any indebtedness issued from time to time by the Corporation, including notes and debentures.

4. Dividends. Holders of the 2004 Convertible Preferred Stock shall be entitled to receive cumulative dividends on the basis of .06 of a share of 2004 Convertible Preferred Stock per annum for each share of 2004 Convertible Preferred Stock purchased upon original issuance by the Corporation (and not dividends on dividend shares received) held as of the record date (i.e., there will be no compounding of dividends). Dividends will accrue from the date of issuance. The dividends shall be payable on December 31, 2005 (to shareholders of record on December 15, 2005), and paid on December 31, 2006 (to shareholders of record on December 15, 2006). If, as a result of a Change of Control, the shares of 2004 Convertible Preferred Stock are converted into shares of Common Stock prior to December 31, 2006, then the dividend otherwise payable during the twelve-month period during which such Change of Control shall occur, shall be prorated to the date of the closing of the Change of Control. The holder of record of a share of the 2004 Convertible Preferred Stock on a record date with respect to the payment of dividends will be entitled to receive a dividend on that share on the corresponding dividend due date notwithstanding the conversion of the share after the record date.

5. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, then, before any distribution or payment shall be made to the holders of any junior stock, the holders of the 2004 Convertible Preferred Stock shall be entitled to be paid in full the sum of $12.50 per share, together with accrued dividends to such distribution or payment date whether or not earned or declared. To the extent such payment shall have been made in full to the holders of the Convertible Preferred Stock, all other series of Preferred Stock and any parity stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the junior stock, according to their respective rights and preferences and in each case according to their respective shares. If upon liquidation, dissolution or winding up, the amounts so payable are not paid in full to the holders of all outstanding shares of Convertible Preferred Stock, and all other shares on a parity with the Convertible Preferred Stock, then the holders of Convertible Preferred Stock and all other shares on a parity with the Convertible Preferred Stock, share ratably and any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. A Change of Control shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section 5.

6. Convertibility. The 2004 Convertible Preferred Stock shall automatically convert into shares of the Corporation’s Common Stock upon the earlier of December 31, 2006 or a Change of Control. Except as described elsewhere in this Amendment, no payment or adjustment is to be made on conversion for dividends accrued on the shares of Convertible Preferred Stock or for dividends on the Common Stock issued on conversion. Each share of 2004 Convertible Preferred Stock shall be convertible into that number of shares of Common Stock as shall be equal to the quotient obtained by dividing $12.50 for each share of the 2004 Convertible Preferred Stock surrendered for conversion by the $10.50 (the “Conversion Price”), with cash being paid by the Corporation in lieu of any fractional shares of Common Stock resulting from such conversion. The Conversion Price will be subject to adjustment (i) upon the issuance of any shares of Common Stock as a dividend or distribution on the Common Stock, or (ii) upon any subdivisions, combinations, and reclassifications of the Common Stock. In addition, upon any merger of the Corporation with or into any other entity that results in a cancellation or conversion of the outstanding shares of Common Stock or any sale or transfer of all or substantially all of the assets of the Company (a “Change of Control”), all shares of the 2004 Convertible Preferred Stock shall be converted into shares of Common Stock immediately prior to said Change of Control. As promptly as practicable on or after the conversion date, the Corporation shall issue and shall deliver to each holder a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with any cash payment in lieu of any fractional share.

7. Voting Rights. Except as expressly required by applicable law, the holders of 2004 Convertible Preferred Stock will not have any voting rights.

8. Absence of Sinking Fund. There is no sinking fund with respect to the 2004 Convertible Preferred Stock.

9. Definitions. As used herein with respect to the 2004 Convertible Preferred Stock, the following terms have the following meanings:

(a) The term “parity stock” means all series of Preferred Stock (including but not limited to the 2004 Convertible Preferred Stock and the Convertible Preferred Stock) and any other class of stock of the Corporation hereafter authorized ranking on a parity with the 2004 Convertible Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(b) The term “junior stock” shall mean the Common Stock and any other class of stock of the Corporation hereafter authorized over which Preferred Stock, including without limitation the 2004 Convertible Preferred Stock, has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(c) The term “accrued dividends,” with respect to any share of any class or series, shall mean an amount computed on the basis of the formula for the computation of dividends for the class or series of which the particular share is a part, from the date on which dividends on such share became cumulative, including the date to which such dividends are to be accrued, less the aggregate amount of all dividends theretofore paid thereon.

10. Limitation of Rights. Holders of shares of the 2004 Convertible Preferred Stock shall not have any relative, participating, optional or other special rights and powers other than as set forth herein.